SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROI Acquisition Corp. II
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 74966G 101
(CUSIP Number)

Joel Rubinstein
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,085,938
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,085,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,085,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 13.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,085,938
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,085,938
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,085,938
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 13.4%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 amends and restates, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on October 23, 2013. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This amendment is being filed to reflect a change in the beneficial ownership of the Reporting Persons and to delete Clinton Group Inc. as a Reporting Person.

Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, as amended to date.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Sponsor and Mr. Hall may be deemed the beneficial owners of 2,085,938 shares of Common Stock representing approximately 13.4% of the outstanding Common Stock. Up to 585,938 of those shares will be subject to forfeiture unless (i) the last sales price of the Issuer's common stock equals or exceeds $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 5 years following the closing of the Issuer's initial business combination or (ii) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for consideration in cash, securities or other property which equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like). The shares deemed to be beneficially owned by the Sponsor and Mr. Hall do not include shares issuable upon exercise of the Sponsor Warrants held by CMAG because the Sponsor Warrants are not exercisable within the following 60 days.

The aggregate percentages of Common Stock beneficially owned by the Reporting Persons are calculated based upon 15,625,000 shares of Common Stock reported to be outstanding in the Issuer's Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

(b) By virtue of its control of the Sponsor, Mr. Hall shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 2,085,938 shares of Common Stock held by the Sponsor. By virtue of his control of the Sponsor, CGI and CMAG, Mr. Hall may be deemed to have shared voting power and/or shared dispositive power with respect to the Sponsor Warrants held by CMAG when they become exercisable.

(c) On March 6, 2015, the Sponsor assigned 695,312 shares of Common Stock in a private transaction in consideration of payment of $4,836.95 or $.007 per share. Of such shares 195,312 shares are subject to the forfeiture provisions that apply to 585,938 of the remaining shares held by the Sponsor as described in Item 5(a) above. No other transfers have been made by the Reporting Persons during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 9, 2015

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski*
Name: Francis Ruchalski
Title: Chief Financial Officer

GEH CAPITAL, INC. By:/s/ George E. Hall*
Name: George E. Hall Title: President /s/ George E. Hall* GEORGE E. HALL

SCHEDULE A

Directors and Officers of certain Filing Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands